Exhibit 5

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" ALL THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

FOR	AGAINST	ABSTAIN

PROPOSAL 1: TO REPLACE THE COMPANY'S ARTICLES OF ASSOCIATION.	☐	☐	☐

PROPOSAL 2: TO APPROVE THE SEVERANCE ARRANGEMENT FOR THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS.	☐	☐	☐

PROPOSAL 3: TO APPROVE THE SEVERANCE ARRANGEMENT FOR THE PRESIDENT AND CHIEF EXECUTIVE OFFICER.	☐	☐	☐

PROPOSAL 4: TO APPROVE THE GRANT OF OPTIONS TO THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS.	☐	☐	☐

PROPOSAL 5: TO APPROVE THE GRANT OF OPTIONS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER.	☐	☐	☐

PROPOSAL 6: TO APPROVE THE INDEMNIFICATION AGREEMENTS FOR OFFICERS AND DIRECTORS.	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

SILICOM LTD.

Extraordinary General Meeting of Shareholders to be held on January 17, 2008

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on January 17, 2008, at 10 a.m., (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)